Quadra Projects Inc.
6130 Elton Avenue, Las Vegas, Nevada, 89107
Phone: 1-888-597-8899 Fax: 604-697-8898
Email: genera@quadraprojects.com

November 6, 2009

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attention: Lynn A. Dicker – Division of Corporate Finance

Dear Ms. Dicker:

Re:	Quadra Project Inc. (the “Company”)
Form 10K/A for the Year Ended November 30, 2008
Filed on October 14, 2009
File No. 000-53156

Thank you for your letter dated October 29, 2009. Our response to your comments is as follows:

1.	Our accountants have revised their audit opinion, as you have suggested.

2.	We have revised our conclusion regarding disclosure controls and procedures according to your recommendation.

3.	As you requested, we describe in the following sentences the nature of the misunderstanding with our auditors that caused a misstatement in the Company’s financial statements. We discussed with the auditors the accounting to be applied for our organization expenses. The auditors misunderstood and thought we were asking for guidance on the treatment to be accorded organization expenses on our tax return. We assumed they were providing advice on the financial statements and we followed their advice. We now understand that the accounting that we applied was wrong and we have corrected it.

4.	We have revised our conclusions concerning internal control over financial reporting to indicate they were not effective as of November 30, 2008. We reached that conclusion only because we were required to restate our financial statements (as described in comment 3, above) and feel that need alone indicates that internal controls were not effective. We do not expect any recurrence of the factors that caused this restatement. For that reason, we feel that our internal controls over financial reporting, although not affective at November 30, 2008, are presently effective.

The following are revised excerpts to be filed in Form 10K/A Amendment No. 3:

Explanatory paragraph following the cover page:

The purpose of this Amendment #3 on Form 10 K/A is to respond to a letter of comment from the SEC received by the Company.

In accordance with suggestions made in the letter of comment, the date of our accountant’s opinion has been revised and Item 9A(T) has been revised to indicate that our internal controls and disclosure controls were not effective at November 30, 2008.

Date of auditor report: October 24, 2009 Item 9A(T). Controls and Procedures:

Changes in Internal Controls. As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this Annual Report on Form 10-K our disclosure controls and procedures were not effective to enable us to accurately record, process, summarize and report certain information required to be included in the Company’s periodic SEC filings within the required time periods, and to accumulate and communicate to our management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

This Form 10K/A has been amended to correct the valuation of 18,000,000 common shares, as adjusted for subsequent stock splits that were issued to the former company President on June 30, 2007. In addition, the value initially assigned to those shares had been initially capitalized as organization costs and has been expensed in the amendment. The error has caused our Chief Executive Officer and Chief Financial Officer to re-evaluate whether the Company’s disclosure controls and procedures and internal control over financial reporting were effective and have concluded that such controls were not effective in that the error was not rectified prior to the filing of Form 10K.

Management’s Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15 under the Exchange Act, as amended. As of November 30, 2008, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, an evaluation was conducted of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management of the Company, including the Chief Executive Officer and the Chief Financial Officer, concluded that the Company’s internal control over financial reporting were not effective as of November 30, 2008 based on reasons provided above under “Changes in Internal Controls”.

The following are revised excerpts to be filed in amended Form 10Q for the quarters ended February 28, 2008, May 31, 2008, and August 31, 2008:

Item 4T. Controls and Procedures:

(A) Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company’s Chief Executive Officer/Chief Accounting Officer of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. The Company’s disclosure controls and procedures are designed to provide a reasonable level of assurance of achieving the Company’s disclosure control objectives. The Company’s Chief Executive Officer/Chief Accounting Officer has concluded that the Company’s disclosure controls and procedures are, in fact, not effective at this reasonable assurance level as of the period covered.

The Company has filed Form 10K/A for the year ended November 30, 2008 to amended and correct the valuation of 18,000,000 common shares, as adjusted for subsequent stock splits, that was issued to the former company President on June 30, 2007. In addition, the value initially assigned to those shares had been initially capitalized as organization costs and has been expensed in the amendment. The error has caused our Chief Executive Officer and Chief Financial Officer to re-evaluate whether the Company’s disclosure controls and procedures and internal control over financial reporting were effective and have concluded that such controls were not effective in that the error was not rectified prior to the filing of Form 10K for the year ended November 30, 2008 and Form 10Q’s for the 2008 fiscal year.

(B) Changes in Internal Controls Over Financial Reporting

In connection with the evaluation of the Company’s internal controls during the quarter ended ________ 2008, the Company’s Chief Executive Officer/Chief Accounting Officer has determined that the Company’s internal controls over financial reporting were not effective based on reasons provide above under “Evaluation of Disclosure Controls and Procedures”.

The Company acknowledges the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in review of the Company’s filings or in response to comments on the Company’s filings.

Thank you. Yours truly, Quadra Projects Inc. /s/ Claude Diedrick Claude Diedrick President